

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 11, 2008

Mr. David C. McCourt
President, Chief Executive Officer and Chairman
Granahan McCourt Acquisition Corporation
179 Stony Brook Road
Hopewell, NJ 08525

>   **Re: Granahan McCourt Acquisition Corporation**
>   **Registration Statement on Form S-4**
>   **Filed May 12, 2008**
>   **File No. 333-150848**

Dear Mr. McCourt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The letter to shareholders should constitute the prospectus cover page and should not appear as a separate document. Please limit the combined prospectus cover page/letter to shareholders to comply with Item 501 of Regulation S-K by, for example, limiting it to one page and complying with the plain English rule 421(d).

2.   It appears that you have bundled together under the amendment proposal proposed actions that are separate matters that require separate consideration by your stockholders. For example, please revise to include as a separate proposal

the increase in the number of authorized shares of common stock. Please similarly unbundle the proposals on your form of proxy card. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

3.   We note that certain equity holders of Pro Brand International, Inc. are parties to the Agreement and Plan of Merger dated as of April 24, 2008. Please revise your disclosure to refer to them as a party to the agreement.

4.   Please update your financial statements and pro forma financial statements to comply with Rule 3-12 of Regulation S-X.

Questions and Answers About the Merger, page 1

5.   You repeat information in your Questions and Answers and Summary, such as the proposals to be voted upon, GMAC board's recommendations, information about the merger consideration and information about GMAC public shareholders' conversion rights.   Please avoid repeating information in the Summary that first appears in the Questions and Answers, and vice versa. You should consider limiting the Questions and Answers to procedural matters and the Summary to substantive matters including disclosures related to the terms of the Merger Agreement.

6.   Please include a question and answer addressing how much dilution GMAC stockholders will experience.

7.   Please include a discussion of when you expect PBI's shareholders to vote on whether to approve the Agreement and Plan of Merger.

Did the directors of GMAC makes a determination as to the value of PBI?, page 2

8.   Please revise your disclosure here and elsewhere in your prospectus to delete references that Houlihan Smith & Company opined that "the merger consideration is within Houlihan's concluded range of fair market values," as this opinion is not expressed in its fairness opinion attached as Annex D.

What happens to the funds deposited in the trust account…?, page 5

9.   Please disclose that the demand notes are held by Mr. McCourt, the Chief Executive Officer and Chairman of GMAC. Also clarify that the underwriters will receive the amount of deferred compensation left after deducting amounts paid to converting shareholders.

If I am not going to attend the special meeting in person…?, page 6

10.   Please disclose that if shareholders sign and return the proxy card but do not give instructions on how to vote, then their shares will be voted as recommended by the GMAC board of directors FOR each proposal.

Summary, page 10

PBI, page 11

11.   Here and elsewhere in the prospectus you list certain PBI customers. When you name specific customers, you should also provide disclosure addressing their significance to PBI. In this regard, we note that you disclose the percentage of revenue that DIRECTV Group, Inc. represents. With respect to the other customers listed, please disclose the percentage of PBI's revenues the identified customers represent individually or in the aggregate.

Terms of the Merger Agreement, page 12

12.   You disclose that the GMAC board "believes that the price GMAC is paying for PBI represents an attractive valuation based on market comparisons and recent transactions." Please disclose the aggregate consideration that GMAC could pay for PBI, including earnout payments.

The Merger, page 13

13.   So that GMAC shareholders fully understand the combined company's future obligations under the merger agreement, please revise this section to more fully summarize the terms of the earnout. In your discussion, you should include the approximate percentage that the total earnout payments in shares would represent when measured against the anticipated number of outstanding shares immediately following the closing of the merger.

14.   We note that Exhibit 99.2 to the Form 8-K you filed under Rule 425 on April 30, 2008 discloses that you expect PBI's 2008 EBITDA to be approximately $18.0 million and 2009 EBITDA to be approximately $27 million. Here and elsewhere in your prospectus where you disclose the terms of the earnout, please also disclose the approximate payments that the combined company would be required to pay in the event these projections are realized.

15.   Please disclose the fee paid by GMAC to its financial advisor here and under the description of the fairness opinion beginning on page 61. If applicable, disclose the portion of any such fee that is contingent upon completion of the merger.

Interests of GMAC Directors and Officers in the Merger, page 16

16.   Please quantify the interests of GMAC directors and officers in the merger. As one example, in the first bullet point, disclose the number of shares held prior to the initial public offering that will be worthless and the current value of those shares.

17.   Please revise this section and the comparable section on page 65 to disclose the interest that Mr. McCourt has as a result of his agreement to be personally liable for claims made by third parties in the event of GMAC's liquidation.

Remaining Conditions to the Completion of the Merger, page 18

18.   Please revise to provide brief summaries of the remaining, material conditions to the completion of the merger.

19.   Your disclosure suggests that the material conditions to the merger, other than the 20% conversion condition, may be waived by either GMAC or PBI. Disclose whether it is the intent of GMAC's board to re-solicit shareholder approval of the merger if either party waives a material condition. We believe that re-solicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that you previously provided to stockholders materially misleading.

Risk Factors, page 28

20.   We note your disclosure on page 56 that the letter of intent was not executed by GMAC until February 6, 2008, and that the Agreement and Plan of Merger was not executed by GMAC until April 24, 2008. In light of the conflicts of interest that your directors and management faced with respect to signing the merger agreement by the April 24, 2008 deadline, please include a risk factor that adequately describes the company's diminishing negotiating power as the deadline approached and, if true, the lack of available business combination alternatives on the date the Agreement and Plan of Merger was executed.

Solicitation Costs, page 51

21.   We note that GMAC may supplement the original solicitation of proxies by telephone, in person, or "other electronic means." Revise to clarify the nature of the "other electronic means." Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence and information posted on the Internet, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

The Merger Proposal, page 52

Aggregate Merger Consideration, page 52

22.   Please revise the second to last sentence of the first bulleted paragraph in this
        section to clarify that you are referring to the escrowed consideration of $3
        million in shares and $8.25 million in cash.

23.   In the second bulleted paragraph, please include a brief statement as to the
        approximate total amount of cash and shares that the company could be required
        to pay to PBI's stockholders to satisfy its earnout obligations.

Background of the Merger, page 53

24.   Provide an expanded discussion of the degree to which management of both
        companies considered strategic alternatives, including transactions with third
        parties, and why the alternatives were ultimately rejected. For example, disclose
        the approximate number of parties with whom GMAC's management had
        discussions and clarify the extent of the discussions, including whether GMAC
        received any preliminary indications of interest.

25.   In the third paragraph of this section, you disclose that your board of directors
        developed certain criteria used in evaluating business combination candidates.
        Please list the criteria used and explain in more detail how this criteria applied to
        the companies with which you were in discussions. Explain how the GMAC
        board determined that none of these companies was an appropriate target and how
        it ultimately determined to pursue a transaction with PBI. Disclose when the
        GMAC board determined that PBI would be the sole focus of its endeavors to
        pursue an acquisition.

Chronology of the Merger, page 54

26.   Disclose all financial projections exchanged between PBI and GMAC, or advise
        us why they are not material. Also disclose the bases for and nature of the
        material assumptions underlying the projections.

27.   We note the references on pages 54 and 55 to analyses of PBI prepared by Mr.
        Tangney and GMAC's management, as well as the solicitation by GMAC's
        management of input from Deutsche Bank, Maxim Group and others." We also
        note the disclosure in the first full paragraph under "Due Diligence" on page 61
        that the GMAC board of directors reviewed, among other things, "analyses
        performed by GMAC management, GMAC's underwriter Deutsche Bank,
        GMAC's financial advisor Maxim, GMAC's fairness opinion provider Houlihan

Smith and other industry material." We further note the disclosure under "Valuation Summary" on page 61 that the board "consulted with a number of investment bankers during this period, including GMAC's underwriter, financial advisor and fairness opinion advisor." Information about any reports, opinions or appraisals that are materially related to the transaction and referred to in the proxy statement/prospectus is required to be disclosed and such reports, opinions or appraisals are required to be filed as exhibits to the Form S-4. Refer to Item 4(b) and 21(c) of Form S-4 and Item 14(b)(6) of Schedule 14A. Please file the analyses referred to on page 61 or advise us why each of these does not constitute a "report, opinion or appraisal materially relating to the transaction" within the meaning of Item 4(b) of Schedule 14A.

28. Please disclose the role served by Deutsche Bank Securities Inc. and Maxim Group, L.L.C. and the input they provided, as well as the names and contribution provided from any other underwriter, financial advisor and investment banker with which you solicited input.

29. Please expand the discussion to describe whether and how the material terms of the letter of intent changed during the course of negotiations between December 2007 and February 2008. Also, in this regard, expand your discussion to describe whether and how the material terms of the merger agreement changed during the course of negotiations between February 2008 and April 2008. Provide more insight into the negotiations that led to the ultimate amount and form of merger consideration, including the terms of the earnout payments.

GMAC's Reasons for the Merger, page 57

30. Please expand the discussion of the factors you list as considered by the board in making its recommendation. Vague statements of topics such as "financial condition and results of operation" are not sufficient. You will need to explain how each factor supports or does not support the decision to approve the merger. For example, discuss the board's expectation regarding the growth potential of PBI and its market segment.

Due Diligence, page 60

31. Please revise the penultimate sentence of the second paragraph of this section so that it refers to Houlihan Smith's fairness opinion conclusion as of "April 23, 2008," instead of "April 23, 2007."

Mr. David C. McCourt
Granahan McCourt Acquisition Corporation
June 11, 2008
Page 7

Valuation Summary, page 61

32.   Clearly explain the bases for the GMAC board's determination that the 80% test
       has been met. Include a reasonably thorough description of the board's financial
       and valuation analyses. Also quantify 80% of GMAC's net assets as of the most
       recent date practicable.

Fairness Opinion, page 61

33.   Please provide us with any analyses, reports, presentations or other similar
       materials, including projections and board books, provided to or prepared by
       Houlihan Smith in connection with rendering its fairness opinion. We may have
       further comment upon receipt of these materials. Also provide us with a copy of
       the engagement letter.

34.   The information about Houlihan Smith's fairness opinion appears substantially
       incomplete. In this regard, your disclosure at the bottom of page 63 implies that
       the summaries of Houlihan Smith's reviews and analysis are set forth in tables
       and accompanying text. However, you provide only a general, narrative
       description of what each method is and what it measures. Revise the discussion
       to explain in concise and understandable language what the financial advisor did
       and how each analysis and conclusion is relevant to stockholders and,
       specifically, to the consideration being paid in the merger and whether PBI meets
       the 80% test. Describe why the particular analyses were used and then why
       particular measures or methodologies were chosen for each analysis, such as the
       multiples (and how the advisor arrived at the various multiples), ranges,
       means/medians and quantified values calculated for each analysis and any
       assumptions made. Identify all comparative companies and transactions
       considered. Also explain how Houlihan Smith determined the value of the
       merger consideration, including whether it considered the earnout payments.

35.   We note that PBI disclosed financial forecasts and estimates to Houlihan Smith
       and that Houlihan Smith used these projections in its analyses, such as the
       discounted cash flow analysis. Please disclose these financial forecasts and
       estimates.

Material United States Federal Income Tax Consequences of the Merger, page 67

36.   Please explain in more detail the material tax consequences to a GMAC
       shareholder of electing to convert GMAC shares.

The Merger Agreement, page 69

Voting Agreements, page 79

37.   Tell us in your response letter the nature and number of PBI shareholders who
        entered into the voting agreements.

The Amendment Proposal, page 80

Increase in Authorized Shares, page 80

38.   Please disclose the number of shares issued and outstanding, reserved for issuance
        and available for issuance assuming approval of the merger and the Pro Brand
        International Group 2008 Omnibus Incentive Plan.

Consequences if Amendment Proposal is Not Approved, page 81

39.   You disclose that, if the amendment proposal is not approved, among other
        things, the merger will not be consummated. This appears to contradict your
        statement in the paragraph immediately above this subsection that the adoption of
        the merger proposal is not conditioned on the amendment proposal. Please advise
        and revise your disclosure to correct this discrepancy.

The Director Election Proposal, page 90

40.   Disclose why GMAC has not yet held an annual meeting of stockholders. In your
        response letter, please provide your analysis as to whether or not you believe this
        complies with Delaware General Corporation Law.

Information About PBI, page 93

41.   Please revise to indicate by what measure you define "leading," be it by revenues,
        market share, or some other standard.

42.   Please revise to include fiscal year 2007 Regulation S-K Item 402 disclosure
        regarding PBI that PBI would be required to make were it filing a Form 10
        registration statement, including compensation and analysis disclosure. Likewise,
        please revise to provide Item 402 disclosure regarding each person who will serve
        as a director or an executive officer of the surviving company required by Item
        18(a)(7)(ii) or 19(a)(7)(ii) of Form S-4, including compensation discussion and
        analysis disclosure that may emphasize new plans or policies (as provided in the
        Release 33-8732A text at n. 97). Please refer to Item 402 of Regulation S-K,
        Executive Compensation, Compliance and Disclosure Interpretations, August 8,

2007, Interpretation 1.12 publicly available at the Commission's website, http://www.sec.gov/divisions/corpfin/guidance/execcomp402interp.htm.

Management's Discussion and Analysis…of PBI, page 101

Management's Discussion and Analysis…for GMAC, page 118

43.   Please discuss the anticipated impact of the merger on each company's results of operations, liquidity and capital resources. Include in the discussions, as applicable, the impact of becoming a public reporting company, the costs of the merger, the impact of up to 19.99% of GMAC's initial public offering shares being converted, and the earnout payments.

Management's Discussion and Analysis…of PBI, page 101

Overview of PBI's Financial Results, page 103

44.   We note your disclosure here and in the section titled "Revenues" on page 105 that PBI's revenues for the year ended December 31, 2007 were significantly higher primary due to increases in sales volumes of PBI's more sophisticated and higher priced DIRECTV SlimLine products (e.g., 3600% increase in 2007 compared with fiscal year 2006). Please revise to indicate whether PBI expects this trend will continue to have an impact on future operations.

Contractual Commitments, page 112

45.   Please revise the last paragraph of this section to disclose when the Intellectual Property Rights Agreement was made effective, its term, and the amount of royalty payments paid to the engineer, if any, during the last fiscal year pursuant to this agreement. If you believe the agreement would be material to the registrant, please file the agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Statement of Income, page 124

46.   We refer to the first paragraph on page 125. Please revise to disclose your proposed accounting treatment for any future earnout payments to the holders of PBI common stock and options payable in cash. In this regard, we note that some holders of PBI common stock and options will be employees of the merged company. In your response, please refer to your basis in the accounting literature that supports your proposed accounting.

47.   It appears that you allocated the excess of the purchase price over the net assets acquired from PBI to goodwill. Please revise to provide your preliminary allocation of the purchase price to the assets acquired, including tangible and intangible assets, and liabilities assumed. Further, such adjustments should be reflected in the pro forma condensed combined balance sheet. Finally, pro forma adjustments for the income statement should include any resulting depreciation/amortization and other adjustments based on the allocated purchase price of the net assets acquired.

48.   We note on page 17 that you have a contractual obligation upon completion of the merger to pay over $5 million in bonuses pursuant to employment agreements with members of PBI's management. Please revise your pro forma condensed combined balance sheet to reflect such payment. You should not include such an adjustment in your pro forma condensed combined statement of income since they do not appear to have a continuing impact.

49.   We note on page 19 that PBI is required to pay off certain indebtedness in accordance with the terms of the merger agreement. Tell us in detail what indebtedness is required to be repaid and how it has been considered in the pro forma financial statements. Similarly address the required pay off of transaction expenses by PBI.

50.   We refer to your pro forma adjustment j. We note that you have recorded additional expenses, including management bonuses, unrecognized stock option compensation and public company costs and the reduction of miscellaneous expenses. Please note that pro forma income statement adjustments must be factually supportable and have a continuing impact to be included in your pro forma results. However, you could disclose these items in a note and clearly indicate that they were not included in the pro forma adjustments. Please revise or advise.

51.   Regarding your miscellaneous expenses that will cease post merger as disclosed in adjustment j., tell us why you believe it is appropriate to eliminate such costs in your pro forma financial statements.

Board of Directors Committees, page 131

52.   Please disclose the name of each director that sits on each of the audit, compensation and nominating and corporate governance committees.

53.   Please disclose the information required by Item 407(e)(4) of Regulation S-K.

Compensation Discussion and Analysis of GMAC, page 134

54.   Please revise the first paragraph of this section to include an estimate of the total amount of out-of-pocket expenses that GMAC expects to reimburse to its officers, directors and special advisors upon consummation of the merger. Also, disclose these reimbursable expenses as an additional interest in the transaction in the section titled "Interests of GMAC Directors and Officers in the Merger."

Pro Brand International, Inc. and Subsidiary Financial Statements

Consolidated Statements of Income, page F-19

55.   Tell us why you believe your presentation of loss from settlement with customer in other income (expense) is appropriate. It appears that it should be included within your income from operations as an operating expense. Similarly address your classification of the gain on settlement with supplier.

Consolidated Statements of Cash Flows, page F-21

56.   Tell us why you have presented proceeds from employee notes receivable and advances to related party within net cash provided by financing activities rather than in investing activities.

Note A – Summary of Significant Accounting Policies

Revenue Recognition, page F-24

57.   Please expand your revenue recognition policy to discuss why you believe revenue should be recognized upon shipment of the product to the customer. For example, your disclosure should include discussion of all types of revenue recognized, any potential return allowances, installation of the product if applicable, when title of the product passes and who your customers are. In addition, the disclosure should refer to your basis in accounting literature.

Note F – Investments, page F-28

58.   Please disclose your ownership percentages for each investee. Further, disclose the reasons for any changes in investments in such entities.

Note I – Stockholders' Equity, page F-30

59.   We note your disclosure that "stock options awarded after January 1, 2006 are recognized…using the minimum value approach for the pro forma disclosures under SFAS 123R." However, you have not provided pro forma disclosures.

Further, it appears that you did not utilize the minimum value method for your options granted during 2006 considering you employed a volatility factor of 18.67%. Please revise or advise.

60.   Disclose the fair value of the common stock underlying the options granted in 2006 and how such fair value was determined.

Exhibits

61.   Please file PBI's agreement with DIRECTV as a material contract under Item 601 of Regulation S-K, as this contract would be material to the registrant if the merger is approved. Similarly, consider filing PBI's material supply agreements, such as the agreement with Prime Electronic & Satellite, Inc.

62.   Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. David C. McCourt
Granahan McCourt Acquisition Corporation
June 11, 2008
Page 13

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (212) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: By facsimile to (212) 521-8841
        Anne Meyer
        (Debevoise & Plimpton LLP)